Shin Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000

04024756

Company Registration No. 163
Tel : 66(0) 2591-0736-49 Fax : 66(0) 2591-0705, 2591-0706

April 26, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 017/2004**

  Subject: Notification of the Resolution of the Annual General Meeting of the Shareholders for the Financial Year 2004

  Date: April 22, 2004

  Enclosure: Details of the warrants to purchase ordinary shares (Employee Stock Option Plan, ESOP)

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Ms. Kobchok Meekoon.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing kobchokm@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dw 5/4

Enclosure

Rule 12g3-2 (b) Exemption File No. 82-4527

Summary Translation Letter
To the Stock Exchange of Thailand
April 22, 2004

RECEIVED
2004 APR 29 P 12:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SSA-CP 017 /2004

April 22, 2004

Subject: Notification of the Resolution of the Annual General Meeting of the Shareholders for the Financial Year 2004

To: The President
The Stock Exchange of Thailand

As Shin Satellite Public Company Limited ("Company") convened the Annual General Meeting of the Shareholders for the Financial Year 2004 on April 22, 2004, at the Presentation Room, 1st floor, Thaicom Satellite Station, No. 41/103 Rattanathibet Road, Nonthaburi, the Company wishes to inform you of the resolutions of the shareholders' meeting:-

1. RESOLVED THAT the report on the Company's operating results for the fiscal year 2003 prepared by the Board of Directors be certified and THAT the balance sheets, profit and loss, and cash flow statements of the year 2003 ending December 31, 2003 be approved.

2. RESOLVED THAT the allocation of net profits as a legal reserve to the amount of Baht 54.01 million be approved and THAT the payment of a dividend for the fiscal year 2003 at the rate of Baht 0.50 per share (following the change of the par value per share to Baht 5, the dividend will be paid at the rate of Baht 0.25 per share be approved and THAT such dividends be paid on May 20, 2004. In this respect, the Company shall pay the dividend to the shareholders whose name appeared in the shareholder register book as of April 2, 2004.

3. RESOLVED THAT the appointment of 4 auditors from PricewaterhouseCoopers ABAS Ltd. to be the Company's auditors for the fiscal year 2004 be approved as follows:

1.	Miss Nangnoi Charoenthavesub	Certified Public Accountant License No. 3044
2.	Mr. Prasan chuapanic	Certified Public Accountant License No. 3051
3.	Mrs. Suwanee Puripunyo	Certified Public Accountant License No. 3371
4.	Mr. Prasit Yergsrikol	Certified Public Accountant License No. 4174

In this regard, any of the aforementioned auditors shall examine and give recommendations to the Company regarding its financial statements and THAT the fees for quarterly and annual auditing in fiscal year 2004 be fixed at not more than Baht 3,218,500

4. RESOLVED THAT the appointment of directors to replace those retired by rotation, and the determination of the authorized signatories and the directors' remuneration for the fiscal year 2004 be approved as per the following details:

4.1 The directors retired by rotation are:

- Mr. Boonklee Plangsiri
- Mrs. Siripen Sitasuwan
- Ms. Nongluck Phinainitisart

4.2 The directors retired by rotation but re-elected to office are:

- Mr. Boonklee Plangsiri
- Mrs. Siripen Sitasuwan
- Ms. Nongluck Phinainitisart

4.3 The members of the Board of Directors will consist of:

- Mr. Paron Israsena Na Ayudhaya	Chairman of the Board of Director
- Mr. Rianchai Reowvilaisuk	Vice Chairman of the Board of Director
- Mr. Boonklee Plangsiri	Director
- Mr. Dumrong Kasemset (Ph.D.)	Director
- Mrs. Siripen Sitasuwan	Director
- Mrs. Nongluck Phinainitisart (Ph.D.)	Director
- Mr. Hiran Radeesri	Chairman of the Audit Committee
- Mrs. Nillaya Malakul Na Ayudhaya	Member of the Audit Committee
- Mrs. Charintorn Vongspootorn	Member of the Audit Committee

4.4 The authorized signatories are as follows:

"Mr.Dumrong Kasemset (Ph.D.), Mr. Boonklee Plangsiri, and Mrs. Siripen Sitasuwan, any two of these three directors jointly sign with the Company's seal affixed."

4.5 The directors' remuneration for the fiscal year 2004 approved by the Remuneration Committee is up to Baht 6,000,000. In this regard, the said directors' remuneration consists of monthly salary, bonus, fringe benefits, provident fund, and meeting allowances, whereby the independent directors and the directors appointed by the Ministry of Information and Communication Technology, being a member of other subcommittees of the Company, shall receive meeting allowances of the Board of Directors and subcommittee's meetings to the amount of Baht 25,000 for each meeting, and the independent directors, being the chairman of a subcommittee, shall receive meeting allowances to the amount of Baht 30,000 for each subcommittee meeting.

5. RESOLVED THAT the decrease of the Company's capital by way of elimination of registered, but not yet sold, shares to the number of 100,099,900 shares at the par value of Baht 10 per share be conducted so that the remaining capital of the Company be 449,900,100 shares, amounting to Baht 4,499,001,000 of the registered capital, be approved.

6. RESOLVED THAT the amendment to Clause 4 of the Company's Memorandum of Association in order for it to be in line with the decrease of the Company's capital be approved, which would be amended to read as follows:

"Clause 4.

the registered	4,499,001,000 Baht	(Four Thousand Four Hundred

capital		Ninety Nine Million and One Thousand Baht)
divided into	449,900,100 Shares	(Four Hundred Forty Nine Million Nine Hundred Thousand and One Hundred Shares)
at par value per shares of	10 Baht	(Ten Baht)
Consisting of ordinary shares of: and	449,900,100 Shares	(Four Hundred Forty Nine Million Nine Hundred Thousand and One Hundred Shares)
Preferred shares of:	- Shares	(.-.)"

7. RESOLVED THAT the change in par value of the Company's shares from Baht 10 per share to Baht 5 per share be undertaken, whereas the Company's registered capital will remain the same amount of Baht 4,499,001,000 but the number of ordinary shares will increase from 449,900,100 to 899,800,200 shares, be approved.

8. RESOLVED THAT the amendment to Clause 4 of the Company's Memorandum of Association in order for it to be in line with the change in par value, as aforementioned, be approved, which would be amended to read as follows:

"Clause 4.

the registered capital	4,499,001,000 Baht	(Four Thousand Four Hundred Ninety Nine Million and One Thousand Baht)
divided into	899,800,200 Shares	(Eight Hundred Ninety Nine Million Eight Hundred Thousand and Two Hundred Shares)
at par value per share of	5 Baht	(Five Baht)
Consisting of ordinary shares of: and	899,800,200 Shares	(Eight Hundred Ninety Nine Million Eight Hundred Thousand and Two Hundred Shares)
Preferred shares of:	- Shares	(.-.)"

9. RESOLVED THAT the amendment to Clause 4 of the Company's Articles of Association from the existing wording of "Clause 4 Shares of the Company shall consist of ordinary shares entered in name certificates having par value per share at the rate of Baht Ten (10)." to be "Clause 4 Shares of the Company shall consist of ordinary shares entered in name certificates" be approved.

10. RESOLVED THAT the ESOP No. 3 issuance and allocation of warrants to purchase ordinary shares to directors and employees of the Company, to the number of 2,947,100 units (following the change in the par value per share to Baht 5, the warrants will amount to 5,894,200 units), equivalent to 0.67 percent of the total paid-up capital of the Company as per the details in the attachment, be approved.

    In this regard, the Board of Directors or any person(s) assigned by the Board of Directors or Executive Committee shall have the power to determine and set forth terms and conditions together with other details in relation to the issuance of the said warrants as well as to request any approval from the relevant authorities and to perform any acts and things necessary for, and relevant to, the issuance of the said warrants.

11. RESOLVED THAT the ESOP No. 3 allocation of warrants to purchase ordinary shares of the Company to the following directors and employees of the Company who are entitled to receive them, such allocation of warrants exceeding the 5 percent of the total warrants issued which had been approved by the Remuneration Committee, be approved as follows:

Name	Number of Allocated Warrants (Unit)		Percent of Total Allocated Warrants
	(Par Value Baht 10)	(Par Value Baht 5)	
1. Dr. Dumrong Kasemset Director and Chairman of the Executive Committee	577,100	1,154,200	19.58
2. Mr. Paiboon Panuwattanawong President IPSTAR Operation and Director of subsidiary company	350,000	700,000	11.88
3. Dr. Nongluck Phinainitisart Director and Member of the Executive Committee	300,000	600,000	10.18
4. Mr. Yongsit Rojsrivichaikul Executive Vice President – Marketing & Sales	275,000	550,000	9.33
5. Mr. Makin Petplai Vice President – Sales / Thailand, Indo-China & China	200,000	400,000	6.79
6. Mr. Pradeep Unni Vice President – Sales / India & Middle East	200,000	400,000	6.79

12. RESOLVED THAT the increase of the Company's capital from Baht 4,499,001,000 to Baht 5,568,472,000 by way of issuing 213,894,200 newly issued ordinary shares at the par value per share of Baht 5, totaling Baht 1,069,471,000, be approved.

13. RESOLVED THAT the amendment to Clause 4 of the Company's Memorandum of Association in order for it to be in line with the increase of the Company's capital be approved, which would be amended to read as follows:

"Clause 4.

the registered capital	5,568,472,000 Baht	(Five Thousand Five Hundred Sixty Eight Million Four Hundred and Seventy Two Thousand Baht)
divided into	1,113,694,400 Shares	(One Thousand One Hundred Thirteen Million Six Hundred Ninety Four Thousand and Four Hundred Shares)
at par value per shares of	5 Baht	(Five Baht)
Consisting of ordinary shares of: and	1,113,694,400 Shares	(One Thousand One Hundred Thirteen Million Six Hundred Ninety Four Thousand and Four Hundred Shares)
Preferred shares of:	- Shares	(.-.)"

14. RESOLVED THAT the allocation of newly issued ordinary shares to the amount of 213,894,200 shares at the par value per share of Baht 5 (Five Baht) be approved as per the following details:

    14.1 no more than 208,000,000 newly issued ordinary shares will be offered to the public whereby the Board of Directors or Executive Committee or any other person(s) designated by the Board shall have the power to consider the number, price, duration for subscription, procedures, details of public offering and any other details in relation to the issuance and offer for sale of such shares, including to request any approval from the relevant authorities

    14.2 5,894,200 newly issued ordinary shares will be reserved for the exercise of warrants to purchase ordinary shares of the Company to be issued to the directors and employees of the Company pursuant to ESOP No. 3.

Summary Translation Letter
To the Stock Exchange of Thailand
April 22, 2004

RECEIVED
2004 APR 29 P 12: 42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enclosure

Details of the warrants to purchase ordinary shares (Employee Stock Option Plan, ESOP)

Type of Warrants	Warrants to purchase the Company's ordinary shares, of the non-transferable type and with the specified name of the holder, unless in the case of hereditary or beneficiary transfer.
Total Number of Warrants to be Offered	5,894,200 units at the par value of Baht 5 each.
Offering Price per Unit	Baht 0 (zero Baht).
Offering Period	The offering shall be completed within one year from the date on which the program is approved by the Office of SEC.
Terms	Not exceeding 5 years from the issue and offer date.
Reserved Shares	5,894,200 shares (at the par value of Baht 5), equivalent to 0.67 percent of the total paid-up shares.
Warrant Allocation Method	Allocation of warrants to the Company's directors and employees and not offered through an intermediary.
Exercise Ratio	One warrant per one ordinary share
Exercise Price	This is calculated from the average closing price of the Company's shares traded in the Stock Exchange of Thailand during the 30 day period prior to the date the shareholders' meeting. This amounts to Baht 28.45. After adjustment due to the par split, this equals Baht 14.225.
Issuing and Offering Date	The Executive Committee will set the issuing and offering date.
Exercise Period	The Company's directors and employees may exercise the rights of the warrants to purchase the Company's ordinary shares as per in the following details:

First Year Directors and employees are entitled to exercise no more than one-third of their allocated warrants to purchase ordinary shares one year after the warrants are issued to them, until the warrants expire.

If the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the next exercise of rights.

Second Year	Directors and employees are entitled to exercise another one-third of their allocated warrants to purchase ordinary shares two years from the date the Company issued and offered for sale the warrants, and until the warrants expire. If the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the next exercise of rights.
Third Year	Directors and employees are entitled to exercise the remaining portion of their allocated warrants to purchase ordinary shares three years from the date the Company issued and offered for sale the warrants, and until the warrants expire. If the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.
Rights and Interests Other than those Normal Rights and Interests from Ordinary Shares	-None-

In this regard, the Board of Directors or the Executive Committee or any person(s) assigned by the Board of Directors shall have the power to determine and set forth terms and conditions together with other details in relation to the issuance of the said warrants as well as to request any approval from the relevant authorities and to perform any acts and things necessary for and relevant to the issuance of the said warrants.